

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Yacov Geva, Ph.D.
President and Chief Executive Officer
G Medical Innovations Holdings Ltd.
1 Harbour Rd Wan Chai
Hong Kong

   Re: G Medical Innovations Holdings Ltd.
    Draft Registration Statement on Form F-1
    Submitted July 17, 2020
    CIK No. 0001760764

Dear Dr. Geva:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 17, 2020

Cover Page

1. We note your disclosure that the estimated offering price per ordinary share will be based on the U.S. dollar equivalent of the last reported sale price of your ordinary shares as reported on the Australian Securities Exchange operated by ASX Ltd. (or ASX). Additionally, we note your disclosure indicating that in determining the initial public offering price, you and the underwriters will consider a number of factors, including the factors disclosed on page 127. You may use the most recent ASX trading price, converted to U.S. dollars at the most recent exchange rate, in lieu of a price range, assuming the U.S. IPO price will be substantially similar to the ASX trading price and you provide clarification of this intention. If you expect that the U.S. IPO price will not be

substantially similar to the ASX trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the ASX market price, you may disclose a percentage range based on that price (for example, 10% of the ASX market price) within which you intend to price your offering. See, for example, Item 501(b)(3) of Regulation S-K.

Our Company, page 1

2.   We note your disclosure that your management team is led by individuals "with over 48 medical devices approved by the U.S. Food and Drug Administration." It does not appear that you have 48 medical devices approved by the FDA. Please revise this disclosure to clarify that the "48 medical devices approved" occurred while your management team was employed at other companies or please advise.

Our Products and Services, page 1

3.   We note your disclosure that you acquired Telerhythmics in November 2018. Please file the acquisition agreement as an exhibit or tell us why you believe such agreement is not required to be filed. See Item 601(b)(2) and (10) of Regulation S-K.

4.   We note your disclosure on page 55. If true, please indicate here that, since inception, you have not generated significant revenue from the sale of your products.

Implications of Being an Emerging Growth Company, page 7

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 12

6.   We note that you have entered into a loan under the Paycheck Protection Program, pursuant to which the company borrowed $0.9 million. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven. In addition, please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven.

7.   We note your disclosure on page 14 that Bank Mizrahi Tefahot will have the right to foreclose upon and sell, or otherwise transfer the collateral subject to its security interests. Please provide a summary of the material terms of this agreement with Bank Mizrahi Tefahot, including a description of the collateral, and file this agreement as an exhibit or tell us why you do not believe it is required.

Use of Proceeds, page 43

8. Please specify how far in the development of your Wireless Vital Signs Monitoring System you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Capitalization, page 45

9. We note the Capitalization Table is not mathematically accurate with respect to total capitalization. Please revise. In addition, please expand the information presented in the second bullet to to separately identify each transaction and the resulting impact to the pro forma column.

Impact of COVID-19, page 52

10. We note your disclosure that your sales declined in March and April 2020, but experienced a strong increase in sales in May and June 2020. In addition, we note your risk factor disclosure on page 21 and your disclosure on page F-46 that you "experienced a decline in sales during the second quarter of 2020" and that "it is unclear whether this reduction in sales is temporary and whether such sales may be recoverable in the future." Please provide additional detail on the impact COVID-19 has had on your sales in 2020, including quantifying the "strong increase" in sales in May and June 2020 as well as the decline in March and April 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Financing Arrangements, page 55

11. Please revise to clearly disclose how much borrowing is available under each of your financing arrangements.

Product Lines, page 57

12.   Please expand your disclosure to clarify the status of development of your Wireless Vital Signs Monitoring System. We note your disclosure that you are "aiming to finalize the initial prototype of the VSMS by the end of 2021." For example, it is unclear how far in development you are in each of your four main elements. Please include additional disclosure on whether or not you have developed a functioning prototype for any of the four main elements with the capabilities you discuss. In addition, please include disclosure of the regulatory environment for your VSMS and disclose the potential material regulatory approvals you believe are necessary at this time.

Market Potential, page 66

13.   We note your references to certain studies, but that you do not quantify or describe the survey population. For example, on page 68, you reference a study conducted by the Spyglass Consulting Group and a study conducted by the Society for Cardiovascular Angiography & Intervention, but you do not quantify or describe the survey population. Please quantify the population that was surveyed for any material statistic provided here.

Our Strategy, page 72

14.   We note your disclosure on page 76 regarding a distribution agreement with HomeStay Care Limited to provide distribution of your products in Australia and New Zealand. Please provide a summary of the material terms of this agreement in the Business section and file this agreement as an exhibit or tell us why you do not believe it is required.

Business
Intellectual Property, page 77

15.   Please revise your discussion to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, and patent expiration dates.

Competition and Competitive Advantages, page 79

16.   We note your disclosure that one of your competitive advantages is that your "medical grade devices and software were approved following FDA and CE guidance." We also note your disclosure that your Wireless Vital Signs Monitoring System, which includes what you believe to be a "clinical grade smartwatch," is still in development. In addition, we note your risk factor disclosure that "some of your products were not approved for commercialization and have never generated any revenue." Please clarify your disclosure here to describe only the specific products where you have FDA and CE approval.

Organizational Structure, page 88

17.   At first use, please define the term GIBF on page 89.

Property and Facilities, page 89

18.   We note your disclosure of a lease agreement with Ad Marom Assets and Initiation Ltd., a company controlled by your controlling shareholder, for a monthly payment of approximately $17,000 per month. Please file this lease agreement as an exhibit to your registration statement or please advise.

Financial Statements

Note 1.A Overview, page F-9

19.   We note that the report of your independent registered public accounting firm includes a going concern qualification and refers readers to Note 1.A for management's plan with regard to these matters. Please expand Note 1.A to disclose the details of this plan.

Item 7. Recent Sales of Unregistered Securities, page II-1

20.   Please revise your disclosure on your recent sales of unregistered shares to provide all the information required by Item 701 of Regulation S-K. For example, it appears that you did not include the name of the joint lead manager or the consideration paid to the joint lead manager in the November 21, 2017 private placement and you did not include the consideration paid for the May 2020 private placement.

General

21.   We note your references throughout the prospectus to "recent" reports and studies that in some cases are greater than a few years old. For example, you reference a "recent" study on page 67 that appears to have been published in 2016. Please revise your disclosure throughout to clarify the specific year of each study or report referenced in the prospectus. In addition, we note various charts, graphics and studies referenced throughout your prospectus where the source and additional information below the graphic is not legible. Please update your graphics throughout to make the source, date and number of individuals surveyed or studied legible.

    You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: David Huberman, Esq.